Exhibit 99.3

BEST Inc. Announces Proposed Offering of US$175 Million Convertible Senior Notes

HANGZHOU, China, September 12, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it proposes to offer up to US$175 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”) (the “Notes Offering”). The interest rate, the initial conversion rate and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Notes Offering. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$25 million in principal amount of the Notes. The Notes Offering is subject to market conditions and other factors. An entity affiliated with Alibaba Group Holding Limited, one of the Company’s principal shareholders (the “Alibaba Purchaser”), has indicated an interest in purchasing minimum US$100 million principal amount of the Notes in the Notes Offering on the same terms as the other Notes being offered. The Company and the initial purchasers are currently under no obligation to sell notes to the Alibaba Purchaser.

When issued, the Notes will be senior, unsecured obligations of BEST and will mature on October 1, 2024, unless earlier redeemed, repurchased or converted in accordance with their terms. The Notes will be convertible into American Depositary Shares (“ADSs”) of the Company, at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding October 1, 2024. BEST will not have the right to redeem the Notes prior to maturity, unless certain changes in tax law or related events occur. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on September 30, 2022 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding such repurchase date.

The Company intends to use the net proceeds from the Notes Offering to pay the cost of the capped call transactions described below, and use the remaining net proceeds for general corporate purposes.

The Notes, the ADSs deliverable upon conversion of the Notes prior to the resale restriction termination date and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and/or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

In connection with the pricing of the Notes, the Company intends to enter into capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to existing holders of the Class A ordinary shares and ADSs of the Company upon conversion of the Notes, with such reduction subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case the Company would not receive any ADSs from the Option Counterparties upon settlement of the capped call transactions). If the initial purchasers exercise their option to purchase additional Notes, the Company expects to enter into additional capped call transactions. As part of establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the Company’s ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. If any such capped call transactions fail to become effective, whether or not the Notes Offering is completed, the Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the value of the ADSs and, if the Notes have been issued, the value of the Notes.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Company’s ADSs, the Notes or other securities of the Company and/or purchasing or selling the Company’s ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the price of the Notes, which could affect noteholders’ decision to convert the Notes and, to the extent the activity occurs around the time of any conversion of the Notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of such Notes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering and the capped call transactions, and there can be no assurance that either of the Notes Offering or the capped call transactions will be completed.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans and expectations regarding participation of an entity affiliated with Alibaba Group Holding Limited in the Notes Offering, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST’s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com